SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Aviva 2010 final Scrip dividend

Aviva plc

30 March 2011

Aviva plc Scrip Dividend Scheme

The scrip dividend calculation price for the Aviva plc 2010 final dividend payable on 17 May 2011 is 433.74p.  This is the reference price at which Aviva plc ordinary shares will be issued to shareholders who have elected to take shares in lieu of cash dividends through participation in the Aviva Scrip Dividend Scheme. This price is based on the average of the middle market quotations of Aviva plc ordinary shares derived from the London Stock Exchange Daily Official List for the five consecutive business days 23-29 March 2011 inclusive.

Any shareholders entitled to the 2010 final dividend who do not already participate in the Aviva Scrip Dividend Scheme and wish to do so, should contact the Company's Registrar, Equiniti, on 0871 384 2953 to obtain a mandate form.  This form must be returned to Equiniti to arrive by no later than 5pm on 15 April 2011 in order for it to be effective for the 2010 final dividend.

Contacts:

Kirsty Cooper, Group General Counsel and Company Secretary
Telephone - 020 7662 6646

Liz Nicholls, Assistant Company Secretary
Telephone - 020 7662 8358

30 March 2011
Aviva plc
St Helen's, 1 Undershaft
London EC3P 3DQ

Registered in England
Number 2468686

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 30 March 2011

AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary